Exhibit 99.1

Nature Wood Group Limited Announces First Half 2023 Unaudited Financial Results

MACAU, December 18, 2023 — Nature Wood Group Limited (the “Company”) (Nasdaq: NWGL), a global leading vertically-integrated forestry company headquartered in Macau that focuses on forest management, and manufacturing and trading of wood products and is developing carbon sink business, today announced its unaudited financial results for the six months ended June 30, 2023.

The following discussion and analysis of the financial conditions and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing.

Overview:

●	Revenue was approximately $15.6 million for the six months ended June 30, 2023, representing a decrease of approximately 49.6% from the same period in 2022.

●	Loss for the period was approximately $1.0 million for the six months ended June 30, 2023, representing a decrease of approximately $4.8 million from the $3.8 million profit in the same period in 2022.

Six Months Financial Results Ended June 30, 2023

In light of global economic downturn following the COVID-19 pandemic, different industries have been adversely impacted worldwide, particularly those related to construction and home improvement. In the first half of 2023, global economic conditions have been further affected by the Russian-Ukrainian war resulting in the decrease in demand of the home building and home renovation products in Europe and China.

In the second half of the year, the pressure of the above conditions continues and the outbreak of the Israel-Palestine conflict further weakened the market conditions. The Company anticipates that its financial results for the second half of 2023 will be significantly affected by these unfavorable market conditions.

While the ongoing geopolitical tensions and market challenges continue to impact our business, the Company is actively implementing cost optimization strategies and exploring new markets, such as carbon credit sales, to navigate through these turbulent times and position ourselves for future growth.

Revenue. Revenue decreased by approximately 49.6% from approximately $31.0 million for the six months ended June 30, 2022 to approximately $15.6 million for the six months ended June 30, 2023. The decrease in revenue was mainly due to the global economic downturn that has significantly impacted the home building and home renovation sectors. Because of the unfavorable market conditions, overall gross profit margin has declined to 20.6% in the six months ended June 30, 2023.

Selling and distribution expenses. Selling and distribution expenses decreased by approximately 30.4% from approximately $3.7 million for the six months ended June 30, 2022 to approximately $2.6 million for the six months ended June 30, 2023, which was primarily due to decrease in shipping costs by approximately $1.2 million resulting from decrease in revenue.

Administrative expenses. Administrative expenses decreased by approximately 9.5% from approximately $2.0 million for the six months ended June 30, 2022 to approximately $1.8 million for the six months ended June 30, 2023.

Other income, net. Other net income decreased by approximately 25.9% from approximately $1.1 million for the six months ended June 30, 2022 to approximately $0.8 million for the six months ended June 30, 2023, which was mainly due to decrease in VAT tax concessions.

Income tax credits/expenses. Income tax expenses decreased from approximately $0.4 million for the six months ended June 30, 2022 to income tax credits of approximately $4 thousand for the six months ended June 30, 2023, which was mainly due to decrease in taxable profits.

Profit/loss for the period. Profit for the period decreased by approximately $4.8 million from approximately $3.8 million for the six months ended June 30, 2022 to loss for the period of approximately $1.0 million for the six months ended June 30, 2023, which was mainly due to the decrease in revenue resulting from the challenging global economic conditions that have particularly impacted the home building and home renovation sectors.

Basic and diluted EPS/LPS. Basic and diluted LPS were approximately $0.01 per share for the six months ended June 30, 2023, as compared to basic and diluted EPS $0.04 per share for the six months ended June 30, 2022, respectively.

Subsequent events

Initial Public Offering

On September 14, 2023, upon completion of the Initial Public Offering, the Company issued 835,868 American Depositary Shares (“ADS”) including over-allotment at a price to the public of US$9 per ADS, before deducting underwriting discounts and offering expenses. Each ADS represents eight ordinary shares of the Company. Gross proceeds of the Initial Public Offering including over-allotment was $7.5 million and net proceeds of the Initial Public Offering including over-allotment was $5.1 million, after deducting underwriting discounts and offering expenses.

A registration statement on Form F-1 (File No. 333-271425) related to the Offering has been filed with, and declared effective on September 11, 2023 by the SEC. The ADSs began trading on September 12, 2023 on the Nasdaq Capital Market under the symbol “NWGL”.

Convertible Bonds

Subsequent to June 30, 2023 and IPO, upon the criteria for early conversion set out in the Convertible Bond Agreements were satisfied, all of the outstanding convertible bonds totaling $12,147,120 were converted into 20,475,377 ordinary shares of the Company.

The Group evaluated all events and transactions that occurred after June 30, 2023 up through December 18, 2023, which is the date that the condensed consolidated statement of financial position and the condensed consolidated statement of profit or loss and other comprehensive income are available for distribution. Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s condensed consolidated financial statements.

About Nature Wood Group Limited

We are a global leading vertically-integrated forestry company headquartered in Macau that focuses on FSC business operations. Our operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. We offer a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through our sales network in Europe, South Asia, South America, North America and China. In addition, we intend to capture the significant growth in the carbon market through carbon asset development, carbon trading and other related business by taking the advantage of our own concession rights reserves and professional FSC forest management team.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Investor and Media Contact

Tel: +853 2855 3594

Email: hwey@horizonconsultancy.co

NATURE WOOD GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
	USD	USD
ASSETS

Non-current assets
Property, plant and equipment, net	8,218,045	8,570,748
Right-of-use assets, net	105,669	157,068
Intangible assets, net	19,947,924	19,305,457
Prepayments	-	1,110,595
Total non-current assets	28,271,638	29,143,868

Current assets
Inventories	11,172,967	13,127,730
Prepayments	11,847,098	11,153,330
Trade and other receivables, net	7,072,805	8,552,732
Prepaid income tax	403,883	383,099
Restricted bank deposits	617,113	603,341
Cash and bank balances	2,083,155	5,082,587
Total current assets	33,197,021	38,902,819

Total assets	61,468,659	68,046,687

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	(6,354,714)	(7,732,211)
Contract liabilities	(644,002)	(815,455)
Bank borrowings	(8,058,115)	(12,000,062)
Amounts due to an ultimate beneficial shareholder	(9,300,450)	(4,531,760)
Lease liabilities	(75,287)	(107,945)
Convertible bonds	(12,147,120)	(12,210,327)
Income tax payable	(94,237)	(167,653)
Total current liabilities	(36,673,925)	(37,565,413)

Net current (liabilities) assets	(3,476,904)	1,337,406

Non-current liabilities
Bank borrowings	(579,469)	(836,532)
Amounts due to an ultimate beneficial shareholder	(12,300,493)	(17,087,553)
Lease liabilities	(42,644)	(65,513)
Total non-current liabilities	(12,922,606)	(17,989,598)

Total liabilities	(49,596,531)	(55,555,011)

Capital and reserves
Share capital	(105,263)	(105,263)
Capital reserves	(12,891,887)	(12,891,887)
Accumulated comprehensive losses	1,125,022	505,474
Total equity	(11,872,128)	(12,491,676)

Total liabilities and equity	(61,468,659)	(68,046,687)

NATURE WOOD GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	6 months ended June 30
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD

Revenue	15,633,725	31,006,737
Cost of revenue	(12,418,989)	(20,916,252)
Gross profit	3,214,736	10,090,485
Net foreign exchange gains (losses)	343,315	(325,114)
Other income, net	792,194	1,069,705
Selling and distribution expenses	(2,599,437)	(3,732,409)
Administrative expenses	(1,783,243)	(1,971,495)
Finance income	9,089	7,167
Finance costs	(980,862)	(944,332)
(Loss) profit before income tax	(1,004,208)	4,194,007
Income tax credits (expenses)	4,041	(423,792)
(Loss) profit for the period	(1,000,167)	3,770,215
Other comprehensive income:
Exchange difference arising from translation of foreign operations	380,619	395,135
Other comprehensive income	380,619	395,135
Total comprehensive (loss) income for the period	(619,548)	4,165,350
(LOSS) EARNINGS PER SHARE – BASIC AND DILUTED (1)	(0.01)	0.04

(LOSS) EARNINGS PER ADS – BASIC AND DILUTED (1)	(0.08)	0.29

Weighted average number of ordinary shares used in computing basic and diluted (loss) earnings per share/ADS (1) (2)	105,263,000	105,263,000

Notes:

(1)	Each ADS represents eight ordinary shares.
(2)	Since there is antidilutive effect on dilutive (loss) earnings per share, basic and dilutive (loss) earnings per share should remain the same.